Exhibit 99.1

High-Trend International Group Appoints Brian B. Su as Independent Director and Chairman of the Compensation Committee

NEW YORK, June 9, 2025 — High-Trend International Group (NASDAQ: HTCO) ("the Company"), a publicly traded international shipping and logistics company, today announced the appointment of Mr. Brian B. Su as an Independent Director and Chairman of the Company’s Compensation Committee, effective immediately.

Mr. Su is a distinguished international business advisor and compliance expert with over 30 years of experience in cross-border investment, regulatory strategy, and market expansion. He is the Founder and President of Artisan Business Group, Inc., a U.S.-based consultancy headquartered in Springfield, Illinois. The firm has built a strong track record advising U.S. and global companies on market entry strategies, commercial risk assessment, and international business development, particularly across North America, Asia, and Latin America.

Mr. Su previously served in the Illinois state government for over a decade, including his role as a Compliance Specialist at the Illinois Department of Transportation. During his tenure, he was responsible for overseeing contract compliance, federal and state regulatory enforcement, and fraud prevention in large-scale public infrastructure projects. His expertise in legal oversight and public-sector compliance has been instrumental in helping organizations manage risk, ensure transparency, and meet evolving regulatory demands.

Since founding Artisan Business Group in 2011, Mr. Su has advised hundreds of businesses and government entities in industries such as logistics, energy, real estate, artificial intelligence, and maritime transport. His work often involves leading international delegations, facilitating investment missions, supporting bilateral negotiations, and evaluating geopolitical and legal risks across complex global markets.

Mr. Su holds a Master of Public Administration (MPA) from the University of Illinois at Springfield and a Bachelor of Arts degree in English Language and Literature from Guizhou University in China. As a naturalized U.S. citizen and longtime resident of Illinois, he brings a unique blend of cross-cultural insight and public-private leadership to the boardroom.

Commenting on his appointment, Mr. Su stated:
“It is an honor to join the Board of Directors at High-Trend International Group and take on the responsibility of chairing the Compensation Committee. I look forward to contributing my experience in compliance and international business to support the company’s mission as it expands globally. I am excited to work alongside such a dynamic team and help guide the company’s governance and strategic direction.”

The Company’s CEO, Mr. Shixuan He added:
“We are pleased to welcome Mr. Brian Su to our Board. His extensive background in regulatory compliance, international trade, and cross-border investment adds valuable expertise to our leadership team. Brian’s decades of experience working at the intersection of government and global business will be critical as High-Trend continues to expand its operations and elevate its governance practices. We look forward to his leadership on the Compensation Committee and his contributions to the Company’s growth.”

About High-Trend International Group
High-Trend International Group is a Nasdaq-listed global shipping and logistics company (ticker: HTCO) focused on sustainable maritime solutions, global infrastructure services, and international trade. With a growing presence across key markets, the Company is committed to driving innovation and operational excellence in ocean-based transportation and logistics.

Forward-Looking Statements
This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans, and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements." Such statements include, but are not limited to, risks detailed in the Company's filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended October 31, 2024. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. All information provided in this press release is as of the date of the publication, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SOURCE High-Trend International Group

海纳天成国际集团任命苏丰原（Brian B. Su）为独立董事兼薪酬委员会主席

纽约，2025年6月9日 — 纳斯达克上市的国际航运与物流公司海纳天成国际集团（NASDAQ: HTCO）（以下简称“公司”）今日宣布，任命苏丰原先生（Brian B. Su）为公司独立董事，并出任薪酬委员会主席，任命即日起生效。

苏丰原先生是一位在国际商务咨询与合规管理领域拥有超过30年经验的资深专家。他是美国雅商顾问公司（Artisan Business Group, Inc.）的创始人兼总裁，该公司总部位于美国伊利诺伊州斯普林菲尔德，长期致力于为美国及全球企业提供市场准入、投资策略、商业风险评估与跨境业务拓展等服务，涵盖北美、亚洲和拉丁美洲等地区。

在进入私人咨询行业之前，苏先生曾在伊利诺伊州政府服务十余年，包括在伊利诺伊州交通部（IDOT）担任合规专员，负责公共基础设施项目的合同合规、联邦与州级法规执行以及防欺诈监管工作。他在政府监管与公共部门合规方面的深厚背景，为其日后的国际商务咨询奠定了坚实基础。

自2011年创办美国雅商顾问公司以来，苏先生先后为数百家企业与政府机构提供战略咨询，服务行业涵盖物流、能源、房地产、人工智能和国际航运等。他在组织国际商务考察、协助双边投资洽谈、评估地缘政治与法律风险等方面拥有丰富的实战经验，是中美、拉美与加勒比地区企业走向国际市场的重要桥梁。

苏先生毕业于中国贵州大学，获得英语语言文学学士学位，并于美国伊利诺伊大学斯普林菲尔德分校获得公共管理硕士（MPA）学位。作为一名1997年归化的美国公民，他长期居住在伊利诺伊州，在文化、政策与全球商业方面具备独特的综合视野。

苏丰原先生在接受任命时表示：
“很荣幸受邀加入海纳天成国际集团董事会，并担任薪酬委员会主席。在公司拓展全球市场、完善治理架构的关键阶段，我希望能将自己在国际商务与合规管理方面的经验贡献于公司发展。非常期待与优秀的董事会和管理团队并肩合作，共同推动公司实现长期战略目标。”

公司首席执行官赫时宣先生表示：
“我们非常欢迎苏丰原先生加入董事会。他在法规合规、国际贸易与跨境投资方面的专业背景，将为公司董事会带来重要价值。苏先生多年活跃于政府与全球商业交汇之处，其经验对海纳天成国际集团未来的发展具有重要战略意义。我们期待他在薪酬委员会的领导，以及在公司全球布局中发挥更大作用。”

关于海纳天成国际集团
海纳天成国际集团是一家纳斯达克上市的全球航运与物流公司（股票代码：HTCO），致力于推动海洋低碳运输解决方案、国际基础设施服务与全球贸易业务的可持续发展。公司正不断扩大在核心市场的业务影响力，致力于成为全球领先的可持续航运企业。

前瞻性声明
本公告包含《1933年证券法》第27A条及《1934年证券交易法》第21E条所界定的“前瞻性声明”。这些声明依据1995年《美国私人证券诉讼改革法案》中的“安全港”条款作出，包含但不限于对公司目标、计划和策略的描述，以及使用“相信”、“预期”、“展望”、“未来”、“将”、“打算”、“计划”、“估计”等词语的表述。相关内容可能涉及重大风险和不确定性，这些因素可能导致公司未来的实际结果与预期存在重大差异。有关潜在风险的更多详情，请参考公司向美国证券交易委员会提交的报告，包括截至2024年10月31日财年的《20-F年度报告》。公司在本公告发布之日提供的信息为最新信息，但公司无义务根据适用法律更新任 何前瞻性声明。

来源：海纳天成国际集团（High-Trend International Group）

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